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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 28)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019

                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11. Additional Information.

          In response to a request from a reporter, Weyerhaeuser provided a written statement regarding the Offer and the proposed transaction for publication in the PORTLAND (OREGON) TRIBUNE. The text of the statement is filed herewith as Exhibit (a)(5)(W).

Item 12. Exhibits.

(a)(5)(W) Statement provided to the PORTLAND (OREGON) TRIBUNE for publication in an article dated May 1, 2001.





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                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                          by

                                                  /s/ STEVEN R. ROGEL
                                             -----------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President



                                        WEYERHAEUSER COMPANY,

                                          by

                                                  /s/ STEVEN R. ROGEL
                                             -----------------------------------
                                             Name:  Steven R. Rogel
                                             Title: President and Chief
                                                    Executive Officer

           Dated: May 1, 2001





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


                                  Exhibit Index


Exhibit No.       Description
-----------       -----------

(a)(5)(W) Statement provided to the PORTLAND (OREGON) TRIBUNE for publication in an article dated May 1, 2001.

                                                               Exhibit (a)(5)(W)


We're confident the transaction will provide compelling benefits to Willamette shareholders, Oregon and the entire region. Based in the Northwest, the combined company would be a global leader committed to safety, community involvement, and operating to the highest ethical and environmental standards.